Exhibit 99.3

Information Regarding “Significant Items Affecting Earnings of Occidental Petroleum” extracted from Occidental’s Annual Report on Form 10-K for the year ended December 31, 2013

SIGNIFICANT ITEMS AFFECTING EARNINGS

The following table sets forth, for the years ended December 31, 2013, 2012 and 2011, significant transactions and events affecting Occidental’s earnings that vary widely and unpredictably in nature, timing and amount:

Significant Items Affecting Earnings

Benefit (Charge) (in millions)	2013	2012	2011
OIL AND GAS
Asset impairments and related items	$(607)	$(1,731)	$—
Libya exploration write-off	—	—	(35)
Gains on sale of Colombian pipeline interest	—	—	22
Foreign tax	—	—	(29)
Total Oil and Gas	$(607)	$(1,731)	$(42)
CHEMICAL
Carbocloro sale gain	$131	$—	$—
Total Chemical	$131	$—	$—
MIDSTREAM AND MARKETING
Plains Pipeline sale gain and other	$1,030	$—	$—
Total Midstream and Marketing	$1,030	$—	$—
CORPORATE
Charge for former employees and consultants	$(55)	$—	$—
Litigation reserves	—	(20)	—
Premium on debt extinguishments	—	—	(163)
State income tax charge	—	—	(33)
Tax effect of pre-tax adjustments	(179)	636	50
Discontinued operations, net of tax(a)	(19)	(37)	131
Total Corporate	$(253)	$579	$(15)

(a)         The 2011 amount includes a $144 million after-tax gain from the sale of the Argentine operations.

Information Regarding “Basic Earnings Per Common Share of Occidental Petroleum” extracted from Occidental’s Annual Report on Form 10-K for the year ended December 31, 2013

Consolidated Statements of Income	Occidental Petroleum Corporation
In millions, except per-share amounts	and Subsidiaries

For the years ended December 31,	2013	2012	2011
REVENUES AND OTHER INCOME
Net sales	$24,455	$24,172	$23,939
Interest, dividends and other income	106	81	180
Gain on sale of equity investments	1,175	—	—
	25,736	24,253	24,119

COSTS AND OTHER DEDUCTIONS
Cost of sales (excludes depreciation, depletion and amortization of $5,341 in 2013, $4,504 in 2012 and $3,584 in 2011)	7,562	7,844	7,385
Selling, general and administrative and other operating expenses	1,801	1,602	1,523
Depreciation, depletion and amortization	5,347	4,511	3,591
Asset impairments and related items	621	1,751	—
Taxes other than on income	749	680	605
Exploration expense	256	345	258
Interest and debt expense, net	118	130	298
	16,454	16,863	13,660
INCOME BEFORE INCOME TAXES AND OTHER ITEMS	9,282	7,390	10,459
Provision for domestic and foreign income taxes	(3,755)	(3,118)	(4,201)
Income from equity investments	395	363	382

INCOME FROM CONTINUING OPERATIONS	5,922	4,635	6,640
Discontinued operations, net	(19)	(37)	131

NET INCOME	$5,903	$4,598	$6,771

BASIC EARNINGS PER COMMON SHARE
Income from continuing operations	$7.35	$5.72	$8.16
Discontinued operations, net	(0.02)	(0.05)	0.16
BASIC EARNINGS PER COMMON SHARE	$7.33	$5.67	$8.32

DILUTED EARNINGS PER COMMON SHARE
Income from continuing operations	$7.34	$5.71	$8.16
Discontinued operations, net	(0.02)	(0.04)	0.16
DILUTED EARNINGS PER COMMON SHARE	$7.32	$5.67	$8.32
DIVIDENDS PER COMMON SHARE	$2.56	$2.16	$1.84